February 13, 2002

Mr. Herbert Scholl
United States Securities and Exchange Commission
Office of EDGAR & Information Analysis
450 Fifth Street, N.W. Mail Stop 3-7
Washington, D.C. 20549

RE: Farmland Industries, Inc.
Registration Statement on Form S-3
File No. 33-61709

Dear Mr. Scholl,

Farmland has not sold, nor do we plan to sell, any of the securities registered ($200 million of Senior Notes) on Form S-3, File No. 33-61709. Therefore, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, we hereby request that Registration Statement on Form S-3, File No. 3361709, be withdrawn.

Sincerely,

/s/ JOHN F. BERARDI

John F. Berardi
Executive Vice President and Chief Financial Officer
Farmland Industries, Inc.